SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to Be Included in Statements Filed Pursuant to Rules 13d-1 (b), (c) and (d) and

Amendments Thereto Filed Pursuant To 13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Baidu, Inc.

(Name of Issuer)

Class A Ordinary Shares

Class B Ordinary Shares

(Title of Class of Securities)

G07034104

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G07034104	13G	Page 2 of 8 Pages

1	Name of Reporting Person Robin Yanhong Li
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization The People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 5,548,944[1] ordinary shares. Handsome Reward Limited may also be deemed to have sole voting power with respect to 5,490,000 ordinary shares.
	6	Shared Voting Power 0
	7	Sole Dispositive Power 5,548,944[1] ordinary shares. Handsome Reward Limited may also be deemed to have sole dispositive power with respect to 5,490,000 ordinary shares.
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,548,944 ordinary shares
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☒
11	Percent Of Class Represented By Amount In Row 9 15.8%[2]
12	Type of Reporting Person IN

[1]	Includes (i) 37,665 Class A Ordinary Shares directly held by Mr. Li on record; (ii) 2,244 restricted Class A Ordinary Shares that have vested as of December 31, 2013; (iii) 18,981 Class A Ordinary Shares issuable upon exercise of options within 60 days after the date of December 31, 2013; (iv) 54 Class A Ordinary Shares issuable upon vesting of restricted shares within 60 days after the date of December 31, 2013 and (v) 5,490,000 Class B Ordinary Shares held by Handsome Reward Limited, a British Virgin Islands company wholly owned by Mr. Li. Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Ordinary Share is entitled to ten votes per share, whereas each Class A Ordinary Share is entitled to one vote per share.
[2]	Assumes conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.

CUSIP No. G07034104	13G	Page 3 of 8 Pages

1	Name Of Reporting Person Handsome Reward Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 5,490,000[3] ordinary shares. Robin Yanhong Li may also be deemed to have sole voting power with respect to the above shares.
	6	Shared Voting Power 0
	7	Sole Dispositive Power 5,490,000[3] ordinary shares. Robin Yanhong Li may also be deemed to have sole dispositive power with respect to the above shares.
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,490,000 ordinary shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 15.7%[4]
12	Type of Reporting Person CO

[3]	Includes 5,490,000 Class B Ordinary Shares.
[4]	Assumes conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.

CUSIP No. G07034104	13G	Page 4 of 8 Pages

Item 1(a).	Name of Issuer:

Baidu, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Baidu Campus

No. 10 Shangdi 10th Street

Haidian District, Beijing 100085

The People’s Republic of China

Item 2(a).	Name of Person Filing:

Robin Yanhong Li

Handsome Reward Limited

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Robin Yanhong Li

Baidu Campus

No. 10 Shangdi 10th Street

Haidian District, Beijing 100085

The People’s Republic of China

Handsome Reward Limited

c/o Robin Yanhong Li

Baidu Campus

No. 10 Shangdi 10th Street

Haidian District, Beijing 100085

The People’s Republic of China

Item 2(c)	Citizenship:

Robin Yanhong Li – The People’s Republic of China

Handsome Reward Limited – British Virgin Islands

Item 2(d).	Title of Class of Securities:

Class A Ordinary Shares and Class B Ordinary Shares (collectively, “Ordinary Shares”)

Item 2(e).	CUSIP Number:

G07034104

CUSIP No. G07034104	13G	Page 5 of 8 Pages

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:

Not applicable

Item 4.	Ownership:

The following information with respect to the ownership of the Ordinary Shares of the issuer by each of the reporting persons is provided as of December 31, 2013:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Robin Yanhong Li	5,548,944	15.8%	5,548,944	0	5,548,944	0
Handsome Reward Limited	5,490,000	15.7%	5,490,000	0	5,490,000	0

The above table includes collectively those Class A Ordinary Shares and Class B Ordinary Shares held by each reporting person, and assumes conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.

Robin Yanhong Li is the record owner of 37,665 Class A Ordinary Shares and owns 2,244 restricted Class A Ordinary Shares that have vested as of December 31, 2013. He also has right to acquire 18,981 Class A Ordinary Shares upon exercise of options, and 54 Class A Ordinary Shares upon vesting of restricted shares, granted under the Company’s share incentive plans within 60 days after December 31, 2013.

Handsome Reward Limited, a British Virgin Islands company, is the record owner of 5,490,000 Class B Ordinary Shares. Robin Yanhong Li is the sole owner and director of Handsome Reward Limited. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Robin Yanhong Li may be deemed to beneficially own all of the shares held by Handsome Reward Limited.

Melissa Ma, Robin Yanhong Li’s wife, is the record owner of 1,576,667 Class B Ordinary Shares. Robin Yanhong Li may be deemed to share beneficial ownership of the shares held by Melissa Ma. Robin Yanhong Li expressly disclaims such beneficial ownership of the shares beneficially owned by Melissa Ma.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

CUSIP No. G07034104	13G	Page 6 of 8 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Controlling Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

CUSIP No. G07034104	13G	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2014

Robin Yanhong Li	/s/ Robin Yanhong Li
Robin Yanhong Li

Handsome Reward Limited	By:	/s/ Robin Yanhong Li
	Name:	Robin Yanhong Li
	Title:	Director

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement